Exhibit 99.1

BiondVax Provides Second Quarter 2017 Financial Results and Update

NESS ZIONA, Israel, August 31, 2017 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended June 30, 2017 and provided a business update.

Dr. Ron Babecoff, BiondVax’s CEO, commented, “This quarter’s significant achievements including the €20 million EIB funding and positive Phase 2b clinical trial results enable us continue towards launching our Phase 3 program and constructing our mid-size manufacturing facility towards commercialization.”

Second Quarter 2017 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.496 (NIS/$US) as at June 30, 2017.

●	Second quarter operating expenses were NIS 2.59m ($742,000) compared with NIS 2.47m for the second quarter of 2016;

●	Second quarter R&D expenses amounted to NIS 2.02m ($579,000) compared with NIS 1.48m for the second quarter of 2016;

As of June 30, 2017, BiondVax had cash and cash equivalents, short-term investments and marketable securities of NIS 36.6m ($10.5m) as compared to NIS 34.8m as of March 31, 2017. In the first half of 2017, the Company issued to investors approximately 6.7 million ordinary shares which is equivalent to 167 thousand NASDAQ listed ADSs, raising approximately $1.23 million.

Recent Corporate Update

●	BiondVax reported statistically significant positive results from the European Phase 2b clinical trial of M-001. Both endpoints, safety and influenza-specific cellular immune responses were achieved. Details: http://www.biondvax.com/2017/07/biondvax-reports-positive-phase-2b-clinical-trial-results-for-its-universal-flu-vaccine/.

●	BiondVax signed a significant €20 million (approximately $US 22 million) non-dilutive funding agreement with the European Investment Bank (EIB). Details: http://www.biondvax.com/2017/06/european-investment-bank-eib-supports-late-stage-development-and-production-of-biondvaxs-universal-flu-vaccine-candidate-under-horizon-2020-initiative/.

●	Planning for construction of a mid-sized facility, planned to have capacity to annually produce tens of millions of doses of M-001 either in single-dose syringe or in bulk, is ongoing. A lease agreement was recently signed. Details: http://www.biondvax.com/2017/07/biondvax-signs-lease-agreement-for-mid-size-commercial-facility-to-manufacture-universal-flu-vaccine/.

●	The Israel Innovation Authority (IIA), formerly known as the Office of the Chief Scientist, agreed to fund up to 40% of a NIS 2.7 million (approximately US$ 750,000) budget towards ongoing development of M-001. Details: http://www.biondvax.com/2017/08/biondvax-receives-additional-grant-funding/.

About BiondVax

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson

Business Development

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

** Tables to Follow **

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BALANCE SHEETS

In thousands, except per share data

				Convenience translation
	December 31,	June 30,		June 30,
	2016	2016	2017	2017
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	15,705	15,084	31,334	8,963
Marketable securities	2,017	2,017	4,067	1,163
Short-term deposits	7,602	11,503	1,200	343
Other receivables	815	3,188	2,812	804

	26,139	31,792	39,413	11,273
LONG-TERM ASSETS:
Marketable securities	2,050	2,049	-	-
Property, plant and equipment	1,443	1,746	1,233	353
Other long term assets	478	490	505	144

	3,971	4,285	1,738	497

	30,110	36,077	41,151	11,770
CURRENT LIABILITIES:
Trade payables	686	457	1,188	340
Other payables	689	697	664	190

	1,375	1,154	1,852	530
LONG-TERM LIABILITIES:
Options	3,043	4,923	18,231	5,215
Severance pay liability, net	76	72	79	22

	3,119	4,995	18,310	5,237

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2017, 2016 (unaudited) and December 31, 2016; Issued and Outstanding: 179,595,199, 135,097,367 and 135,097,367 shares respectively	*) -	*) -	*) -	*) -
Share premium	113,041	111,458	132,824	37,993
Options	1,435	2,536	533	152
Other comprehensive income	6	7	2	*) -
Accumulated deficit	(88,866)	(84,073)	(112,370)	(32,142)

	25,616	29,928	20,989	6,003
	30,110	36,077	41,151	11,770

*)	Represents an amount lower than NIS 1.

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STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2016	2016	2017	2016	2017	2017
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,794	1,478	2,022	3,541	3,896	1,114
Marketing, general and administrative	4,106	999	569	1,770	1,663	476

Total operating expenses	11,900	2,477	2,591	5,311	5,559	1,590

Operating loss	(11,900)	(2,477)	(2,591)	(5,311)	(5,559)	(1,590)

Financial income	75	252	5	49	13	4
Financial expense	(303)	(6)	(930)	(200)	(1,997)	(571)
Financial income (expenses) due to revaluation of options	2,944	(383)	(8,156)	1,071	(15,961)	(4,566)

Total finance (expense) income, net	2,716	(138)	(9,081)	920	(17,945)	(5,133)

Net loss	(9,184)	(2,615)	(11,672)	(4,391)	(23,504)	(6,723)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(6)	(7)	(4)	(5)	(4)	(1)

Total comprehensive loss	(9,190)	(2,622)	(11,676)	(4,396)	(23,508)	(6,724)

Basic and diluted net loss per share (NIS)	(0.07)	(0.02)	(0.07)	(0.03)	(0.14)	(0.04)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	135,097,367	135,097,367	175,809,413	135,097,367	169,182,101	169,182,101

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